                                                                   Exhibit 99.03
16 MotivePower Industries, Inc.


SELECTED FINANCIAL AND INDUSTRY DATA
------------------------------------------------------------------------------------------------------------------------------------

                                                  1997            1996            1995           1994             1993         1992
------------------------------------------------------------------------------------------------------------------------------------
Results of Operations (000s)
   Net sales(1) ..........................    $305,930        $277,321        $236,822       $302,434         $218,160     $129,507
   Gross profit (loss) ...................      72,342          56,847          (5,167)        (5,478)          13,770        8,391
   Operating income (loss) ...............      34,618          24,232         (51,113)       (49,977)           6,661        4,900
   Net income (loss) .....................      20,276          11,509         (40,414)       (42,793)           3,632        1,790
   EBITDA(2) .............................      44,585          36,715           1,057            871           11,760        9,255

Balance Sheet (000s)
   Total assets ..........................    $283,102        $234,044        $280,948       $311,297         $181,930     $130,226
   Debt ..................................      50,507          49,592         120,118        108,176           29,332       18,399
   Stockholders' equity ..................     144,548         120,980          94,527        114,124          100,061       68,863

Per Diluted Share
   Net income (loss)(3) ..................    $   1.11        $   0.66        $  (2.34)      $  (2.47)        $   0.21         n.a.
   EBITDA(2) .............................        2.45            2.09            0.06           0.05             0.72         n.a.
   Cash dividends ........................        0.00            0.00            0.04           3.31(4)          n.a.         n.a.
   Year-end book value(5) ................        8.14            6.89            5.47           6.65             6.15         n.a.
   Year-end shares outstanding (000s) ....      17,749          17,563          17,563         17,149           16,260         n.a.
   Adjusted weighted average common
     shares outstanding (000s) ...........      18,209          17,566          17,269         16,853           16,260         n.a.

Cash Flows (000s)
   Net cash provided by (used in)
     operating activities.................    $ 37,288        $ 43,368        $(21,743)      $(85,141)        $  2,553       $1,696
   Net cash provided by (used in)
     investing activities.................     (24,308)         12,407         (15,408)       (36,941)         (21,775)      (4,593)
   Net cash provided by (used in)
     financing activities.................      (1,319)        (56,235)         30,388        120,463           24,378        6,241

Company
   Market capitalization (000s)(6) .......    $412,664        $137,218         $66,959       $182,208             n.a.         n.a.
   Employees at year-end(7) ..............       2,351           2,108           2,205          2,976               --           --
   Sales per employee(7) .................     130,128         131,556         107,402        101,624               --           --

Industry(8)
   Revenue ton-miles (000,000s) ..........   1,368,000       1,355,975       1,305,688      1,200,701        1,109,309    1,066,781
   Locomotives in service(9) .............      19,800          19,269          18,812         18,505           18,161       18,004
   New locomotives delivered .............         950             761             928            821              504          323
------------------------------------------------------------------------------------------------------------------------------------

    n.a. = not applicable
(1) From continuing operations
(2) Operating income, excluding Unusual Items, plus Depreciation and
    Amortization
(3) Figures for 1994 and 1993 are supplemental pro forma amounts
(4) Includes a special dividend of $3.19 per share to Morrison Knudsen
(5) Stockholders' equity divided by adjusted weighted average common shares outstanding
(6) Year-end shares outstanding multiplied by year-end closing stock price
(7) Figures are unavailable prior to 1994
(8) Source: American Association of Railroads. Figures for 1997 are estimates
(9) Figures are for U.S. Class I railroads only. Figures do not include an estimated 5,000 units in service in Canada and Mexico, and on short-line and regional railroads

17 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW
In 1997, MotivePower Industries had record net income of $20.3 million, and a record $1.11 earnings per diluted share, on net sales of $305.9 million. Excluding net sales from operations that were divested in 1996, the Company's net sales increased 10 percent in 1997. During the year, the Company achieved a significant increase in gross margin, to 23.6 percent from 19.5 percent in the prior year. The Company achieved this improvement through a favorable product mix, cost reductions and productivity gains.
         In addition, the Company had significantly lower interest expense due to lower borrowing costs. At year-end, the Company had net debt (total debt less cash and cash equivalents) of $33.6 million, compared to $44.4 million at the end of the prior year.
         The Company's operating groups had higher sales and operating income than the prior year with and without sales from divested operations. The Components Group had significantly higher international sales, while the Locomotive Group had higher sales in Mexico, which offset lower switcher locomotive sales in the United States. Both groups achieved record operating income due to a favorable product mix, higher international sales and productivity gains.

BUSINESS STRATEGY
MotivePower's business strategy is to grow and continue to strengthen its core businesses, including manufacturing and distributing engineered locomotive components and parts; providing locomotive fleet maintenance; overhauling and remanufacturing locomotives; and manufacturing environmentally friendly switcher, commuter and mid-range, DC and AC traction, diesel-electric and liquefied natural gas locomotives up to 4,000 horsepower. The Company is looking to expand further into other niche power, marine and industrial markets by growing the existing business in these markets and by modifying certain existing products to fit new applications.
         The Company has outlined a six-part strategy to carry out its growth plan: 1. Capitalize on the railroads' desire to outsource non-transportation functions such as maintenance and repair projects by continuing to improve quality and by reducing product cycle times; 2. Continue to grow its Mexican operations by expanding current capabilities and by pursuing new opportunities created by the Mexican government's railroad privatization program; 3. Expand sales of components in targeted non-NAFTA markets, such as South America, the Middle East and the Pacific Rim; 4. Expand sales of similar components into non-rail markets; 5. Acquire companies that provide products or services that complement the Company's current capabilities either geographically or technically, or that expand the Company's current product line; and 6. Develop alliances and joint ventures with other major rail industry suppliers.
         As market conditions, technological developments or other factors change, the Company will modify its strategy accordingly.

RESULTS OF OPERATIONS
The following table sets forth the percentage of sales represented by certain items in the Company's Consolidated Statements of Operations for the years indicated.

                                       Year Ended December 31,
                                   ------------------------------
                                    1997       1996        1995

Net sales                          100.0%      100.0%      100.0%
Cost of sales                      (76.4)      (79.8)      (86.5)
Unusual items                        --         (0.7)      (15.5)
-----------------------------------------------------------------
Gross profit (loss)                 23.6        19.5        (2.0)
Selling, general and
  administrative expenses          (12.3)      (11.2)      (17.4)
-----------------------------------------------------------------
Operating income (loss)             11.3         8.3       (19.4)

Investment income                    0.2         0.7         0.4
Interest expense                    (1.7)       (3.1)       (3.6)
Other income - Argentina             0.7         0.5         --
Gain on sale of assets               --          0.5         --
Foreign exchange (loss) gain        (0.1)        0.1        (0.2)
-----------------------------------------------------------------
Income (loss) before
  income taxes                      10.4         7.0       (22.8)
Income tax (expense) benefit        (3.8)       (2.6)        7.5
-----------------------------------------------------------------
Income (loss) before
  extraordinary item                 6.6         4.4       (15.3)
Extraordinary loss on
  extinguishment of debt             --         (0.4)        --
-----------------------------------------------------------------
Net income (loss)                    6.6%        4.0%      (15.3)%
=================================================================

CONSOLIDATED OPERATIONS
1997 COMPARED TO 1996
Net sales increased 5% to $305.9 million in 1997 from $291.4 million in 1996. Excluding net sales from divested operations of $14 million in 1996, net sales increased 10%. The increase between periods, excluding net sales from divested operations, is attributed to increased domestic and international net sales in the Components Group, including $1.2 million of net sales from acquisitions in the fourth quarter of 1997.
         Cost of sales (exclusive of Unusual Items) was $233.6 million in 1997 compared to $232.4 million in 1996. As a percentage of net sales, cost of sales decreased to 76.4% in 1997 compared to 79.8% in 1996, resulting in gross profit margins of 23.6% and 19.5%, respectively. The improvement in gross profit is the result of the

18 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

increased sales volume, particularly the international portion, a favorable product mix, and continuing cost reductions and productivity improvements. Included in cost of sales is a $2.2 million charge recorded in the fourth quarter of 1997 for a warranty provision.
         Selling, general and administrative expenses increased 16% to $37.7 million in 1997 from $32.6 million in 1996. The increase is attributed to variable costs incurred for incentive related programs ($4.1 million) and stock option and stock appreciation programs ($2.9 million). These cost increases were partially offset by fixed cost reductions at the operating entities and reductions in corporate overhead.
         Investment income decreased 62% to $761,000 in 1997 from $2 million in 1996. The decrease is primarily attributed to lower investment income on secured notes receivable from the sale of the Company's former Argentina investments and decreased funds in Mexico available for investment.
         Interest expense decreased 44% to $5.2 million in 1997 from $9.1 million in 1996. The decrease is the result of the elimination of interest expense on the Morrison Knudsen debt which was paid off in September 1996 and a reduction in domestic interest expense as a result of lower borrowing costs, strong operating results and working capital management. These decreases were partially offset by increased interest expense at MPI de Mexico as a result of increased borrowings to support contractual capital improvements and locomotive overhauls, and expansion plans.
         Other income - Argentina increased 28% to $2 million in 1997 from $1.6 million in 1996. For both years, this income represents funds received on the unsecured portion of the Company's restructured Argentina investments. Due to the financial uncertainties of the debtors, the Company recognizes income only when cash is received. There is no assurance that the Company will receive such payments in the future.
         There were no gains on the sale of assets in 1997 compared to $1.5 million in 1996. In 1996, the Company sold Alert Manufacturing and Supply Co. ("Alert"), and Power Parts Sign Co. ("Sign"), recording gains on the sales of $700,000 and $783,000, respectively.
         In 1997, the Company recorded a foreign exchange loss of $230,000 compared to a foreign exchange gain of $169,000 in 1996. The respective loss and gain is the result of fluctuations in the Mexican peso and the net peso exposure at MPI de Mexico.
         A $1.1 million extraordinary loss on extinguishment of debt in 1996, net of deferred tax benefit of $687,000, was the result of the Company's restructuring of its domestic credit facility. No such charge was incurred in 1997.
         The Company recorded income tax expense of $11.7 million in 1997 versus $7.7 million in 1996. As a percentage of pre-tax income, income tax expense was 36.6% in 1997 compared to 38% in 1996. The decrease in income tax expense as a percentage of pre-tax income in 1997 is primarily the result of the formation and utilization of a Foreign Sales Corporation ("FSC") and a favorable change to a tax valuation reserve. At December 31, 1997, the Company had a consolidated United States federal net operating loss carryforward of approximately $30.2 million, expiring in 2010, and MPI de Mexico had a net operating loss carryforward of approximately $30.3 million, expiring in various amounts through 2007.

1996 COMPARED TO 1995
Net sales increased 10% to $291.4 million in 1996 from $263.7 million in 1995. The increase was primarily due to increased net sales in the Locomotive Group which completed a $34 million contract to deliver switcher locomotives in December 1996. The Components Group had lower net sales in 1996 versus 1995 principally as a result of the sale of non-core businesses during the year.
         Cost of sales (exclusive of Unusual Items) was $232.4 million in 1996 compared to $228 million in 1995. As a percentage of net sales, cost of sales decreased to 79.8% in 1996 compared to 86.5% in 1995, and gross profit margins were 19.5% and (2%), respectively. The improvement in gross profit was the result of cost reductions and improved productivity in the operating groups and increased profitability at the higher sales volume due to the benefits of operating leverage.
         Charges for Unusual Items were $2.1 million in 1996 compared to $40.8 million in 1995. The charges in 1996 were incurred due to the impairment of certain assets, facility rationalization and the restructuring of lease commitments. The charges in 1995 related to the Company's exit from the high-horsepower locomotive business, the impairment of the Mountaintop facility and the locomotive lease fleet, the disposition of the Company's Australian operations and other charges.
         Selling, general and administrative expenses decreased 29% to $32.6 million in 1996 from $45.9 million in 1995. The decrease resulted from the elimination of $4.5 million in costs incurred in 1995 during the attempt to sell the Company, cost reductions at the operating entities and reductions in corporate overhead, including legal expenses and staff reductions.
         Investment income increased 108% to $2 million in 1996 from $951,000 in 1995. The 1996 amount included $947,000 of interest income on the notes receivable from the Company's Argentina investment and $1 million in interest on funds invested by MPI de Mexico.

19 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

         Interest expense decreased 5% to $9.1 million in 1996 from $9.6 million in 1995. The decrease was the result of a decrease of $1.6 million in interest expense on the amount owed to Morrison Knudsen which was paid off in September 1996, and a decrease of $1 million in interest expense on the amount owed on the Company's domestic credit facility which was paid down $30 million in 1996, partially offset by an increase in interest expense on the Company's Mexican credit facility and customer advances at Boise Locomotive.
         Other income - Argentina of $1.6 million in 1996 represents funds received on the unsecured portion of the Company's restructured Argentina investments.
         Gain on sale of assets of $1.5 million in 1996 was the result of a gain on the sale of Alert of $700,000 and a gain on the sale of Sign of $783,000. Both companies were sold in the second half of 1996.
         The foreign exchange gain in 1996 was $169,000 compared to a foreign exchange loss of $544,000 in 1995. The respective gain and loss was the result of fluctuations in the Mexican peso and the net peso exposure at MPI de Mexico.
         A $1.1 million extraordinary loss on extinguishment of debt in 1996, net of deferred tax benefit of $687,000, was the result of the Company's restructuring of its domestic credit facility. The gross charge included $1 million paid to bank syndication partners for the break-up of the existing facility and the write-off of $751,000 of unamortized fees related to that facility.
         The Company recorded income tax expense of $7.7 million in 1996 versus a benefit of $19.9 million in 1995. The 1995 benefit was a result of the Company's net loss during the year. At December 31, 1996, the Company had a consolidated United States federal net operating loss carryforward of approximately $37 million, expiring in various amounts through 2010 and MPI de Mexico had a net operating loss carryforward of approximately $23 million, expiring in various amounts through 2007.

COMPONENTS GROUP

(In thousands)                        1997       1996        1995
-------------------------------------------------------------------
Net Sales                          $160,960    $144,649    $146,356
Less: divested operations                --      (7,054)    (12,870)
-------------------------------------------------------------------
Adjusted net sales                 $160,960    $137,595    $133,486
-------------------------------------------------------------------
Percentage increase                      17%
-------------------------------------------------------------------

(In thousands)                        1997       1996        1995
-------------------------------------------------------------------
Operating Income                    $25,258     $17,812    $ 15,744
Less: divested operations                --        (142)     (1,100)
-------------------------------------------------------------------
Adjusted operating income           $25,258     $17,670    $ 14,644
-------------------------------------------------------------------
Percentage increase                      43%
-------------------------------------------------------------------

1997 COMPARED TO 1996
In 1997, adjusted net sales for the Components Group increased 17% due to increased international and domestic sales at Motor Coils, and increased domestic sales at Engine Systems and Power Parts. In addition, the acquisition of Jomar and Microphor in December 1997 added $1.2 million in net sales. Adjusted operating income increased 43% due to higher margin international sales at Motor Coils, the general increased sales volume, and continued cost reductions and productivity improvements. Operating income included a $2.2 million charge recorded in the fourth quarter for the estimated warranty replacement of piston liners produced by the Company's Clark Industries subsidiary. The charge included the cost of inventory on hand, in addition to the cost to replace product currently in the hands of customers. The provision was the result of defective castings provided by an outside supplier.

1996 COMPARED TO 1995
In 1996, adjusted net sales for the Components Group increased 3%. Adjusted operating income increased 21% due to cost-cutting and productivity improvements.

LOCOMOTIVE GROUP

(In thousands)                       1997        1996        1995
-------------------------------------------------------------------
Net Sales                          $144,970    $146,758    $117,362
Less: divested operations                --      (6,931)    (14,026)
-------------------------------------------------------------------
Adjusted net sales                 $144,970    $139,827    $103,336
-------------------------------------------------------------------
Percentage increase                       4%
-------------------------------------------------------------------

(In thousands)                       1997        1996        1995
-------------------------------------------------------------------
Operating Income (loss)             $23,530     $16,728    $ (6,155)
Less: divested operations                --      (1,487)    (18,997)
-------------------------------------------------------------------
Adjusted operating income           $23,530     $15,241    $ 12,842
-------------------------------------------------------------------
Percentage increase                      54%
-------------------------------------------------------------------

1997 COMPARED TO 1996
In 1997, adjusted net sales for the Locomotive Group increased 4%. Lower net sales at Boise Locomotive due to a decrease in sales of new switcher locomotives were offset by a net sales increase at MPI de Mexico as a result of additional third party work, and maintenance and overhaul work on additional locomotives received during the year. Adjusted operating income increased 54%, principally the result of higher margins at MPI de Mexico, and at Boise Locomotive as a result of cost reductions and a favorable product mix.

20 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

1996 COMPARED TO 1995
In 1996, adjusted net sales increased by 35%. The increase was due to a 38% increase in net sales at Boise Locomotive, primarily the result of the completion of contracts for 32 switcher locomotives which were manufactured during the year. MPI de Mexico had an 11% increase in net sales under its contract to provide locomotive operations and maintenance. Adjusted operating income increased 19% due to the increase in net sales, costs reductions and improved productivity.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
The table below highlights the debt and cash position of the Company at December 31.

(In thousands)                       1997           1996
----------------------------------------------------------
Domestic Revolver                  $ 5,000        $22,431
Domestic Term Loans                 17,999          9,130
MPI de Mexico Credit Facility       27,508         18,031
----------------------------------------------------------
Total Debt                         $50,507        $49,592
==========================================================
Cash and Cash Equivalents          $16,897        $ 5,236
==========================================================
Net Debt                           $33,610        $44,356
==========================================================

         During 1997 the Company had capital expenditures of $15 million, of which $7.1 million was incurred by MPI de Mexico in accordance with contractual obligations, $1.9 million was incurred by Touchstone for the start-up of construction of its new manufacturing facility, $2.5 million was incurred by Motor Coils principally for expansion and $2 million was incurred by Engine Systems for automation technology. The Company anticipates that capital spending in 1998 will approximate $28 million, consisting of the following projects, most of which are designed to increase productivity and efficiency:

(In thousands)                                     1998
----------------------------------------------------------
Expansion of Production Facilities                $15,600
Equipment Upgrades                                  4,800
Information Systems                                 2,100
Maintenance                                         5,500
----------------------------------------------------------
   Total                                          $28,000
==========================================================

         The phase in of the 1998 capital expenditures will have an impact on the results of operations of the Company for the year. In addition, in the first half of 1998, the Company will incur costs to relocate equipment from Motor Coils to MPI de Mexico to establish Motor Coils as a qualified producer of certain locomotive components, and will also incur costs at Touchstone to move equipment from the existing facility to the new manufacturing facility currently under construction. The Company expects to incur costs of approximately $1.4 million in connection with these relocation projects. The Company's ability to complete these projects in a timely and efficient manner could have an effect on the Company's results of operations, particularly in the first half of 1998.
         The Company anticipates that 1999 capital spending will approximate $20 million, consisting of further facility expansion of $14 million, and information systems and maintenance capital spending of $6 million. Funding for 1998 and 1999 capital spending will be provided from operations and the use of the Company's credit facilities. This is a forward looking statement, and actual capital expenditures could vary based on the availability of capital, interest rate increases, market conditions, site availability, and the operating results of the Company.
         During 1997, the Company acquired Jomar and Microphor as part of its acquisition strategy. As part of its continuing growth strategy, the Company expects to pursue additional acquisition candidates in 1998 which could have a material effect on the utilization and availability of the Company's credit facilities.
         On January 27, 1998 the Company closed on two new revolving credit facilities with ABN AMRO Bank N.V. and Mellon Bank NA totaling $200 million. The new credit lines consist of a $100 million five-year revolving loan, and a 364-day $100 million revolving loan which the Company may renew annually with the approval of the lenders. Under the new facilities, the Company may issue up to $35 million in letters of credit. Proceeds of the new facilities were used to repay the Company's outstanding balance under its previous domestic loans, and will be used for general corporate purposes. ABN AMRO Bank N.V. has fully underwritten the new facilities, however, it is expected that ABN AMRO Bank N.V. will sell participations in the facilities to a syndicate of banks.
         The Company will record a one-time, non-cash charge of approximately $500,000, net of tax in the first quarter of 1998 to write off unamortized costs incurred previously under the Company's prior domestic credit facility.

21 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

         The following table summarizes the net changes in cash flows for the years ended December 31, 1997, 1996 and 1995:

                                            Year Ended December 31,
                                    ---------------------------------------
(In thousands)                        1997           1996           1995
---------------------------------------------------------------------------
Net cash provided by (used in)
         Operating activities       $ 37,288      $ 43,368       $(21,743)
         Investing activities        (24,308)       12,407        (15,408)
         Financing activities         (1,319)      (56,235)        30,388
---------------------------------------------------------------------------
Net increase (decrease) in
         cash and cash equivalents  $ 11,661      $   (460)      $ (6,763)
===========================================================================
Cash and cash equivalents
         at year end                $ 16,897      $  5,236       $  5,696
===========================================================================

         Net cash provided by operations in 1997 was $37.3 million primarily the result of the Company's net income of $20.3 million, $10 million of non-cash charges for depreciation and amortization, and $6.5 million in deferred income taxes. Increases in receivables (commensurate with the sales increase) and underbillings (the result of the percentage of completion revenue recognition method at MPI de Mexico) were offset by the Company's ability to extend its terms on accounts payable. In addition, the primary increases in accrued expenses and other current liabilities include $3.3 million for incentive related payouts tied to the 1997 operating performance and $2.2 million for the Clark piston liner reserve.
         Net cash used in investing activities in 1997 was $24.3 million consisting primarily of $15 million in capital expenditures, and $11.3 million for the acquisitions of Jomar and Microphor. Of the $15 million in capital expenditures, $7.1 million was incurred by MPI de Mexico in accordance with contractual obligations, with the balance of expenditures for facility expansion and productivity improvements at other subsidiaries. The acquisitions of Jomar and Microphor in December 1997 are part of the Company's strategic plan to complement, broaden and strengthen the existing component manufacturing businesses. Offsetting the expenditures for capital additions and the acquisitions was $1.8 million from the sale of assets, principally the sale of the Touchstone production facilities which are being replaced with a new manufacturing facility.
         Net cash used in financing activities in 1997 was $1.3 million consisting of an increase in intangibles of $2.1 million, an increase in restricted cash of $2.6 million, long-term debt payments of $8.7 million, offset by short-term borrowings of $9.6 million and $2.4 million related to the exercise of stock options. The increase in intangibles is the result of the closing of the previous domestic credit facility in February 1997 ($900,000), the cost of the new credit facility with ABN AMRO ($500,000), and continuing costs associated with the Mexican credit facility ($700,000). The increase in restricted cash relates to the Mexican credit facility, and the required increase in on-hand cash as the debt levels and repayment requirements increase. The payments of long-term debt and the borrowings under credit agreements reflect the activity during the year for both acquisitions and daily working capital management. Proceeds from the exercise of stock options is the cash received by the Company as options were exercised during the year.

CURRENCY RISKS
MPI de Mexico is the primary source of foreign currency risks for the Company. At December 31, 1997, MPI de Mexico provided locomotive fleet maintenance and overhauls for 319 locomotives in Mexico. For its services, MPI de Mexico receives a fee paid in Mexican pesos. As currency exchange or inflation rates fluctuate, the fee is adjusted based on an escalation clause in the contract. To the extent that net peso assets exceed net peso liabilities, MPI de Mexico is exposed to a currency risk.
         In July 1997, the Company began using a foreign exchange forward contract to hedge the risk of changes in foreign currency exchange rates associated with certain assets and obligations denominated in Mexican pesos ("MXP"). Changes in market value of the forward contract are recognized in income when the effects of related changes in the price of the hedged item are recognized. At December 31, 1997 the Company held a contract for 20 million MXP (which expired on January 8, 1998, and was subsequently renewed for an additional 90-day period) and the estimated fair value of the foreign exchange forward contract was $8,000 more than the contract value. There were no foreign exchange forward contracts entered into during 1996 or 1995.
         The Company does not speculate or use derivatives in any of its investment decisions. The Company will continue to monitor its exposure to foreign currency risks and may adjust its strategy in the future.

INFORMATION TECHNOLOGY
The Company is currently engaged in a multi-year project to upgrade and improve its information systems. The project includes hardware and software upgrades, training, implementation, and hiring of staff to manage the systems going forward. The Company expects

22 MotivePower Industries, Inc.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

that the project will improve working capital through improved material management and production planning and control, in addition to cost reductions for communications and other related expenses. As part of the project, the Company will be installing software that is Year 2000 compliant and is coordinating with its customers and suppliers throughout NAFTA. The Company does not expect the costs associated with Year 2000 compliance to be significant at December 31, 1997. The Company estimates that the total cost of the project will be approximately $7.2 million, of which $2.6 million was spent in 1997 for both capitalized and expensed items.

INFLATION AND PRICING
General price inflation in the United States has been moderate during the three-year period ended December 31, 1997, and its effects have been more than offset by productivity and efficiency gains. Some of the Company's labor contracts contain negotiated wage and benefit increases, and others contain cost-of-living adjustment clauses which would cause the Company's costs to automatically increase if inflation were to become significant. Because of the highly competitive nature of the Company's business and its long-term contract terms and conditions, it is possible that the Company may be unable to pass on significant inflationary effects to the Company's customers in the form of higher prices, and it is unlikely that the Company can increase margins through price increases. The Company's strategy for reducing the possible adverse effects of higher inflation is to continue to adopt methods to increase productivity and reduce manufacturing costs, and to bundle a variety of its goods and services to customers.

STOCK OWNERSHIP
Stock ownership guidelines for the Company's officers, directors and key managers were established in March 1997. The guidelines set minimum levels of stock ownership as a multiple of annual salaries to encourage management ownership of 10% or more of the Company's stock within five years to demonstrate an owner/management commitment to increase long-term stockholder value.

INDEPENDENT AUDITORS' REPORT
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
We have audited the consolidated financial statements of MotivePower Industries, Inc. and subsidiaries listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MotivePower Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
-------------------------
    Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 4, 1998

23 MotivePower Industries, Inc.




CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                   Year Ended December 31,
                                                           -------------------------------------------
(In thousands except share data)                               1997           1996            1995
------------------------------------------------------------------------------------------------------
Net sales ...............................................  $   305,930     $   291,407     $   263,718

Cost of sales ...........................................     (233,588)       (232,434)       (228,047)

Unusual items ...........................................           --          (2,126)        (40,838)
                                                           -------------------------------------------
Gross profit (loss) .....................................       72,342          56,847          (5,167)

Selling, general and administrative expenses ............      (37,724)        (32,615)        (45,946)
                                                           -------------------------------------------
Operating income (loss) .................................       34,618          24,232         (51,113)

Investment income .......................................          761           1,981             951

Interest expense ........................................       (5,163)         (9,143)         (9,602)

Other income - Argentina ................................        2,003           1,565              --

Gain on sale of assets ..................................           --           1,483              --

Foreign exchange (loss) gain ............................         (230)            169            (544)
                                                           -------------------------------------------
Income (loss) before income taxes .......................       31,989          20,287         (60,308)

Income tax (expense) benefit ............................      (11,713)         (7,714)         19,894
                                                           -------------------------------------------
Income (loss) before extraordinary item .................       20,276          12,573         (40,414)

Extraordinary loss on extinguishment of debt,

  net of income tax benefit of $687 .....................           --          (1,064)             --
                                                           -------------------------------------------
Net income (loss) .......................................  $    20,276     $    11,509     $   (40,414)
                                                           ===========================================
EARNINGS (LOSS) PER COMMON SHARE:

  Income (loss) before extraordinary item ...............  $      1.15     $       .72     $     (2.34)

  Extraordinary item ....................................           --            (.06)             --
                                                           -------------------------------------------
  Net income (loss) .....................................  $      1.15     $       .66     $     (2.34)
                                                           ===========================================
  Adjusted weighted average common shares outstanding ...   17,693,768      17,562,793      17,255,953

EARNINGS (LOSS) PER COMMON SHARE -- ASSUMING DILUTION:

   Income (loss) before extraordinary item ..............  $      1.11     $       .72    ($      2.34)

   Extraordinary item ...................................           --            (.06)             --
                                                           -------------------------------------------
   Net income (loss) ....................................  $      1.11     $       .66    ($      2.34)
                                                           ===========================================
   Adjusted weighted average common shares outstanding ..   18,209,293      17,566,494      17,268,684

Dividends per share: ....................................  $        --     $        --     $       .04
======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

24 MotivePower Industries, Inc.




CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                              December 31,
                                                                                        ----------------------
(In thousands except share data)                                                          1997         1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents .........................................................     $ 16,897     $  5,236
Receivables from customers:
     Billed, net of allowance for doubtful accounts of $394 and $284,
          respectively.............................................................       34,588       25,754
     Unbilled .....................................................................          450          468
Inventories .......................................................................       81,448       78,438
Deferred income taxes .............................................................        7,596        4,635
Other .............................................................................        3,358        2,638
                                                                                        ---------------------
          Total current assets ....................................................      144,337      117,169
Locomotive lease fleet, net .......................................................        1,468        2,083
Property, plant and equipment:
     Land .........................................................................        1,153        1,737
     Buildings and improvements ...................................................       36,350       32,679
     Machinery and equipment ......................................................       64,862       53,211
                                                                                        ---------------------
     Property, plant and equipment -- cost ........................................      102,365       87,627
     Less accumulated depreciation ................................................      (49,942)     (43,644)
                                                                                        ---------------------
Property, plant and equipment -- net ..............................................       52,423       43,983
Underbillings - MPI de Mexico .....................................................       32,298       19,561
Deferred income taxes .............................................................        7,724       15,348
Goodwill and other intangibles ....................................................       27,362       24,637
Other .............................................................................       17,490       11,263
                                                                                        ---------------------
          Total assets ............................................................     $283,102     $234,044
                                                                                        =====================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt .................................................     $ 10,725     $ 11,626
Accounts payable - trade ..........................................................       30,340       13,470
Accrued expenses and other current liabilities ....................................       36,065       27,662
Income taxes payable ..............................................................         --          1,957
Revolving credit agreement borrowings .............................................        5,000       22,431
Advances from customers ...........................................................          426         --
                                                                                        ---------------------
          Total current liabilities ...............................................       82,556       77,146
Long-term debt ....................................................................       34,782       15,535
Commitments and contingencies .....................................................       15,552       18,394
Other .............................................................................        5,664        1,989
                                                                                        ---------------------
          Total liabilities .......................................................      138,554      113,064
                                                                                        ---------------------
Stockholders' Equity:
     Common Stock, par value $.01 per share, authorized 55,000,000 shares;
          issued and outstanding 17,749,093 shares at December 31, 1997
          and 17,562,793 shares at December 31, 1996 ..............................          178          176
     Additional paid-in capital ...................................................      205,609      201,661
     Deficit ......................................................................      (55,353)     (75,629)
     Cumulative translation adjustments, net of tax ...............................       (5,105)      (5,105)
     Deferred compensation ........................................................         (781)        (123)
                                                                                        ---------------------
          Total stockholders' equity ..............................................      144,548      120,980
                                                                                        ---------------------
Total liabilities and stockholders' equity ........................................     $283,102     $234,044
==============================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

25 MotivePower Industries, Inc.




CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                           Year Ended December 31,
                                                                     -----------------------------------
(In thousands)                                                         1997         1996         1995
--------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss) .............................................      $ 20,276     $ 11,509    $(40,414)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Depreciation .............................................         6,634        6,950       8,209
     Amortization .............................................         3,333        3,407       3,123
     Extraordinary loss on extinguishment of debt (net of tax)             --        1,064          --
     Gain on sale of assets ...................................            --       (1,483)         --
     Deferred income taxes ....................................         6,486        5,402     (20,341)
     Unusual items ............................................            --        2,126      40,838
     Other, net ...............................................         1,144           83         194
     Changes in operating assets and liabilities net of effects from 1997 purchases of Jomar and Microphor, and
      1996 sale of Alert and Sign:
       Receivables from customers .............................        (6,048)       5,787      13,090
       Inventories ............................................           (85)      19,088      (4,823)
       Other current assets ...................................          (578)      (2,919)         93
       Underbillings - MPI de Mexico ..........................       (12,737)      (9,233)    (12,252)
       Accounts payable - trade ...............................        16,219       (4,162)     (9,866)
       Accrued expenses and other current liabilities .........         7,081       (5,054)     (2,241)
       Income taxes payable ...................................        (2,021)       1,708         (74)
       Advances from customers ................................           426           --          --
       Commitments and contingencies ..........................        (2,842)       9,095       2,721
                                                                      --------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES ...........        37,288       43,368     (21,743)
                                                                      --------------------------------
Investing Activities
Additions to property, plant and equipment ....................       (15,001)      (4,063)     (8,565)
Proceeds from (additions to) locomotive lease fleet ...........            --       10,071      (6,389)
Proceeds from sale of assets ..................................         1,815        4,838          --
Payment for purchase of Jomar .................................        (8,158)          --          --
Payment for purchase of Microphor, net of cash acquired .......        (3,120)          --          --
Other, net ....................................................           156        1,561        (454)
                                                                      --------------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES ...........       (24,308)      12,407     (15,408)
                                                                      --------------------------------
Financing Activities
Repayment of preferred stock ..................................            --       (1,056)         --
Increase in intangibles .......................................        (2,093)      (1,228)     (2,688)
Increase in restricted cash ...................................        (2,550)      (2,043)       (601)
Payments of long-term debt ....................................        (8,653)      (2,461)       (475)
Net borrowings (repayments) under credit agreements ...........         9,568      (16,970)     27,667
Change in payable to Morrison Knudsen .........................            --      (32,477)     11,628
Proceeds from exercise of stock options including
     tax-related benefit ......................................         2,409           --          --
Funding of MKA operations prior to disposition ................            --           --      (3,771)
Dividends paid ................................................            --           --      (1,372)
                                                                      --------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES ...........        (1,319)     (56,235)     30,388
                                                                      --------------------------------
Net increase (decrease) in cash and cash equivalents ..........        11,661         (460)     (6,763)
Cash and cash equivalents at beginning of year ................         5,236        5,696      12,459
                                                                      --------------------------------
Cash and cash equivalents at end of year ......................      $ 16,897     $  5,236    $  5,696
========================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

26 MotivePower Industries, Inc.




CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                   Year Ended December 31,
                                                                              -------------------------------
(In thousands)                                                                  1997       1996       1995
-------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:

   Interest paid ........................................................     $3,311     $ 1,126     $ 3,244

   Income taxes paid (refunded) .........................................      7,811        (169)        610

Noncash Investing and Financing Activities:

   Reduction of payable to Morrison Knudsen:

       Payable to Morrison Knudsen ......................................         --      18,816      29,500

       Additional paid-in capital .......................................         --     (14,902)    (18,600)

       Deferred income taxes ............................................         --      (3,914)    (10,900)


   Deferred compensation ................................................      1,541          78          54


   Issuance of equity securities to settle obligation:

       Preferred stock (repurchase) .....................................         --          --      (1,000)

       Common stock .....................................................         --          --          (5)

       Additional paid-in capital .......................................         --          --      (2,995)

       Commitments and contingencies ....................................         --          --      (4,000)

   Jomar acquisition:

       Fair value of assets acquired ....................................      9,351          --          --

       Liabilities assumed ..............................................     (1,193)         --          --
                                                                             --------------------------------

          Cash paid .....................................................      8,158          --          --
                                                                             --------------------------------

   Microphor acquisition:

        Fair value of assets acquired ...................................      4,935          --          --

        Liabilities assumed .............................................     (1,115)         --          --
                                                                             --------------------------------

           Cash paid ....................................................      3,820          --          --

        Less: cash acquired .............................................        700          --          --
                                                                             --------------------------------

           Net cash paid ................................................     $3,120          --          --
=============================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

27 MotivePower Industries, Inc.




CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                Additional           Retained        Cumulative
                                                  Common           Paid-In           Earnings       Translation        Deferred
(In thousands)                                     Stock           Capital          (Deficit)       Adjustments    Compensation
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994 ................          $171          $165,032          ($45,982)          ($4,969)          ($128)
-------------------------------------------------------------------------------------------------------------------------------
Net loss .................................            --                --           (40,414)               --              --

Dividends ................................            --                --              (686)               --              --

Sale of MKA, impact on

      cumulative translation adjustment ..            --                --                --              (136)             --

Issuance of equity securities to

      settle litigation ..................             5             2,995                --                --              --

Capital contribution, reduction

      of payable to Morrison

      Knudsen, net of deferred

      taxes of $10,900 ...................            --            18,600                --                --              --

Accretion of preferred stock .............            --                --               (25)               --              --

Compensatory stock options granted .......            --                54                --                --             (54)

Compensation expense .....................            --                --                --                --              64

-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995 ................          $176          $186,681          $(87,107)          $(5,105)          $(118)
-------------------------------------------------------------------------------------------------------------------------------

Net income ...............................            --                --            11,509                --              --

Capital contribution, reduction of payable

      to Morrison Knudsen, net of deferred

      taxes of $3,914 ....................            --            14,902                --                --              --

Accretion of preferred stock .............            --                --               (31)               --              --

Compensatory stock options granted .......            --                78                --                --             (78)

Compensation expense .....................            --                --                --                --              73

-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996 ................          $176          $201,661          $(75,629)          $(5,105)          $(123)
-------------------------------------------------------------------------------------------------------------------------------

Net income ...............................            --                --            20,276                --              --

Compensatory stock options granted .......            --             1,541                --                --           (1,541)

Compensation expense .....................            --                --                --                --             883

Stock options exercised, including

      tax-related benefit of $215 ........             2             2,407                --                --              --

-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997 ................          $178          $205,609          $(55,353)          $(5,105)           $(781)
===============================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

28 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. ORGANIZATION, OPERATIONS AND BASIS OF ACCOUNTING
The consolidated financial statements include the accounts of MotivePower Industries, Inc. and its subsidiaries (collectively, the "Company").
         On April 26, 1994, the Company, then a wholly-owned subsidiary of Morrison Knudsen, commenced an initial public offering of 6 million shares of its Common Stock at an offering price of $16 a share which decreased Morrison Knudsen's interest in the Company to 65%. Effective as of September 11, 1996, as part of its bankruptcy plan, Morrison Knudsen distributed all of its ownership in the Company to its creditors and certain of its then current stockholders. Morrison Knudsen is no longer a stockholder in the Company.
         The Company is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and remanufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquefied natural gas locomotives up to 4,000 horsepower; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

SUBSIDIARIES (WHOLLY OWNED):
LOCOMOTIVE GROUP:
Boise Locomotive Company ("Boise Locomotive"), formed in 1972, performs locomotive remanufacturing, overhauling and manufacturing, and locomotive fleet maintenance as its principal business.

MPI Noreste S.A. de CV ("MPI de Mexico"), a Mexican variable stock corporation formed in 1994, performs locomotive fleet maintenance and overhauls.

MotivePower Foreign Sales Corporation ("MPFSC"), formed in 1997, is a Barbados corporation whose purpose is to take advantage of allowable U.S. tax benefits regarding export sales and expenses.

COMPONENTS GROUP:
Motor Coils Manufacturing Company ("Motor Coils"), acquired in 1991, is a remanufacturer of locomotive traction motors, and a manufacturer of rotating electrical components and gearing.

Power Parts Company ("Power Parts"), acquired in 1992, is a supplier of new and replacement engine and nonengine parts for locomotives, and inventory management services.

Clark Industries Company ("Clark"), acquired in 1993, is a manufacturer of cylinder heads, pistons and liner assemblies. Clark was merged into Power Parts as of January 1, 1998.

Engine Systems Company, Inc. ("Engine Systems"), formed in 1994, remanufactures turbochargers for locomotive, industrial and marine engines.

Touchstone Company ("Touchstone"), acquired in 1994, manufactures, remanufactures and distributes locomotive radiators, oil coolers, brake adjusters and other industrial heat exchangers.

Microphor Inc. ("Microphor"), acquired in 1997, is a manufacturer of self-contained sanitation and waste retention systems, primarily for the rail and marine industries.

MotivePower Investments Limited ("MPIL"), formed in 1997, is a Delaware holding company which holds the investment in Touchstone, Motor Coils and Microphor.

AFFILIATES:
Trenes de Buenos Aires S.A. ("TBA"), a 19%-owned affiliate which operates a concession contract to operate the Mitre and Sarmiento railway passenger lines in Buenos Aires is accounted for by the cost method and has no book value.

         On July 6, 1995, the Company sold its interest in Morrison Knudsen of Australia, Ltd. ("MKA") to Morrison Knudsen. In consideration, the Company received a nominal cash payment and MKA's redeemable preferred stock bearing a 9% cumulative dividend. The Company sold the preferred stock to Morrison Knudsen in December 1997 for a nominal cash payment to utilize a $3.1 million capital tax loss of which $1.2 million was recognized in the fourth quarter of 1997.
         On October 25, 1996, the Company sold substantially all of the assets of the Company's Power Parts Sign Co. ("Sign") for $1.3 million plus the assumption of certain trade payables. In addition, on July 26, 1996, the Company sold substantially all of the assets of the Company's Alert Manufacturing and Supply Co. ("Alert") for $3.9 million plus the assumption of trade payables of $750,000. The Company recorded gains of $783,000 and $700,000 on the sale of the assets of Sign and Alert, respectively.

29 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. Sales between the Company and its subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation. Investments in affiliates in which the Company's ownership is less than 20% are accounted for using the cost method.

REVENUE RECOGNITION: The Company recognizes revenues on locomotive remanufacturing and manufacturing contracts on the percentage of completion-units delivered method, and on component part sales when product is shipped to the customer. Contract revenues and cost estimates are reviewed and revised quarterly and adjustments are reflected in the accounting period when known. Provisions are made currently for estimated losses on uncompleted contracts. Unbilled accounts receivable represent shipments for which invoices have not been processed.
         Revenue recognized on the MPI de Mexico long-term maintenance contract is based upon a percentage of the expected gross margin. Under the terms of the maintenance contract, significant costs are incurred in the early years (locomotive overhauls and fleet normalization), while payments from the customer remain relatively constant throughout the life of the contract. By using a percentage of the expected gross margin to recognize revenue under the maintenance contract appropriate consideration is given to the risks associated with the contract. Costs and estimated earnings in excess of billings ("Underbillings") and billings in excess of costs and estimated earnings ("Overbillings") on the contract in progress are recorded on the balance sheet and are classified as current or non-current based upon the expected timing of their realization or liquidation.
         Remanufactured and overhauled locomotives are warranted for a period from one to three years, and component parts are warranted for a period from one to four years. Additionally, the Company provides an overhaul reserve on owned locomotives. Estimated costs for product warranty are recognized at the time the products are sold. Overhaul reserves are recorded on a straight-line basis over the period of time from acquisition of the locomotive to the estimated date of the related overhaul. Warranty and overhaul reserves are included in accrued expenses and other current liabilities in the consolidated balance sheet.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

CASH EQUIVALENTS: Cash equivalents consist of investments in highly liquid debt securities having an original maturity of three months or less. Such securities are considered to be held to maturity.

INVENTORIES: Inventories are stated at the lower of cost or market. Locomotive inventories under long-term contracts consist of actual direct material, labor and manufacturing overhead and are allocated to individual units based on the estimated average production costs of units to be produced under a contract. Locomotive inventories under contract were $8.7 million and $3.5 million at December 31, 1997 and 1996, respectively. Component part inventories are valued at purchase cost using the last-in first-out (LIFO) method or average production cost.

MARKET, CONCENTRATIONS AND CREDIT RISKS: Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The Company, by its policy, limits the amount of credit exposure to any one financial institution and places its investments with financial institutions that the Company believes are financially sound.
         The Company provides its products and services to the Class I Railroads in North America, metropolitan transit and commuter rail authorities, Amtrak, original equipment manufacturers, short lines and other customers internationally. A relatively small number of customers have represented a significant percentage of the Company's revenues for the three-year period ended December 31, 1997. Collectively, the Company's top five customers accounted for 66%, 63%, and 62% of sales in the years ended December 1997, 1996 and 1995, respectively. The Company performs ongoing credit evaluations of its customers' accounts and historically has not incurred any significant credit-related losses.

30 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The Company's Boise Locomotive and Motor Coils subsidiaries have union labor contracts expiring at various times through June 2000. The Company considers the renegotiation of these contracts under terms and conditions consistent with market conditions for similar U.S. based labor forces to be an important factor in the maintenance of operations.

FOREIGN EXCHANGE FORWARD CONTRACTS: Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The Company uses such contracts to hedge the risk of changes in foreign currency exchange rates associated with certain assets and obligations denominated in the Mexican peso ("MXP"). Changes in market value of the forward contracts are recognized in income when the effects of related changes in the price of the hedged item are recognized. As of December 31, 1997, the Company held a contract of 20 million MXP (which expired on January 8, 1998, and was subsequently renewed for an additional 90-day period) and the estimated fair value of the foreign exchange forward contract was approximately $8,000 more than the contract value. There were no foreign exchange forward contracts entered into during 1996 or 1995.

LOCOMOTIVE LEASE FLEET: Equipment on operating leases includes the Company's locomotive lease fleet. The locomotives are depreciated on a straight-line basis over their estimated useful lives of five to 15 years. Cost and accumulated depreciation at December 31, 1997 were $2.9 million and $1.4 million, respectively. Cost and accumulated depreciation at December 31, 1996 were $3.6 million and $1.5 million, respectively.

PROPERTY, PLANT AND EQUIPMENT: Buildings and improvements and machinery and equipment are recorded at cost and depreciated on the straight-line method over periods from three to 30 years. The cost and accumulated depreciation associated with property and equipment that is disposed of are removed from the accounts, and gains or losses from such disposals are included in income. Leasehold improvements are capitalized and amortized on the straight-line method over the terms of the related leases. Included in buildings and improvements is the Company's Mountaintop facility which is an asset held for sale. The book value of the asset was $1.9 million at December 31, 1997 and 1996. Expenditures for repairs and maintenance are charged to expense as incurred.

GOODWILL AND OTHER INTANGIBLES: Goodwill and other intangibles consist of the following:

     Goodwill -- Cost in excess of tangible assets of businesses acquired in purchase transactions is amortized on the straight-line method over 15-40 years from the date of acquisition. The unamortized cost of goodwill was $20.2 million at December 31, 1997 and $17.8 million at December 31, 1996.

     Covenants Not To Compete -- These agreements are recorded at cost and amortized on the straight-line method over the terms of the agreements. Terms of the agreements range from three to 10 years. The unamortized cost was $4.2 million at December 31, 1997 and $4.5 million at December 31, 1996.

     Loan Origination Fees -- These fees are associated with the origination of the Company's debt. The fees are recorded at cost and amortized on the straight-line method over the terms of the respective loan agreements. The unamortized cost was $2.9 million at December 31, 1997 and $2.1 million at December 31, 1996.

     Patent Costs -- Patent costs related to proprietary technology have been deferred and are amortized on the straight-line method over three years. The unamortized cost was $2,400 at December 31, 1997 and $217,000 at December 31, 1996.

         Accumulated amortization at December 31, 1997 and 1996 was $12 million and $8.7 million, respectively. The Company evaluates the realization of intangible assets on a quarterly basis and adjusts, if necessary, the carrying value or useful life accordingly.

RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred and include research and development expenses for new product development and costs to improve existing products.

FOREIGN CURRENCY TRANSLATION: During 1995, due to changes in the sourcing of component parts to U.S. suppliers at MPI de Mexico and the U.S. dollar-denominated financing secured by MPI de Mexico, it was determined that MPI de Mexico's functional currency was the U.S. dollar and not the Mexican peso. As a result, MPI de Mexico remeasures monetary assets and liabilities at year-end exchange rates and inventory, property and nonmonetary assets and liabilities at historical rates. Income and expense accounts

31 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

are remeasured at the average rates in effect during the year, except that depreciation, amortization and cost of sales are remeasured at historical rates. Adjustments resulting from the remeasurement are included in the results of operations as they occur. Gains and losses resulting from foreign currency transactions are included in income based upon the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."
         MPI de Mexico has a contract that provides for escalation adjustments to the base contract based upon, among other things, changes in the exchange rate. Such escalation adjustments are included in revenues when realized.

INCOME TAXES: The provision for income taxes includes federal, state and local, and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between the financial statement and tax bases of assets and liabilities. The carrying amounts of deferred tax assets and liabilities are determined based on differences between the financial statement amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse.

STOCK-BASED COMPENSATION: In October 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued. The Company adopted SFAS 123 on January 1, 1996, and as permitted by that standard the Company retained the recognition provisions of Accounting Principles Board Opinion Number 25 ("APB25"). Adoption of SFAS 123 did not have an impact on the Company's financial position or results of operations.

ENVIRONMENTAL REMEDIATION LIABILITIES: In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" ("SOP 96-1"). The Company adopted SOP 96-1 on January 1, 1997. Adoption of SOP 96-1 did not have an impact on the Company's financial position or results of operations.

EARNINGS PER SHARE: In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier adoption was not permitted. The adoption of SFAS 128 is reflected in Note 17 to the consolidated financial statements.

COMPREHENSIVE INCOME: In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), was issued. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997. The adoption of SFAS 130 will have no impact on the Company's financial position or results of operations.

SEGMENT INFORMATION: In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), was issued. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997. The adoption of SFAS 131 will have no impact on the Company's financial position or results of operations.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the current year presentation.

3. UNUSUAL ITEMS
The Company incurred charges for Unusual Items in 1996 and 1995 which consisted of the following:

                                      December 31,
                              ---------------------------
(In thousands)                  1997     1996     1995
---------------------------------------------------------
Provisions for impaired
    assets and lease losses     $--     $2,126   $    --
High-horsepower locomotive
    manufacturing and
    technology                   --         --    20,273
Mountaintop facility
    writedown                    --         --     9,570
Locomotive lease fleet
    impairment                   --         --     7,064
Provision for loss on
    disposition of
    Australian operations        --         --     2,849
Contract losses                  --         --       500
Legal and finance
    (primarily attributable
    to stockholder
    litigation), Other           --         --       582
---------------------------------------------------------
    Total                       $--     $2,126   $40,838
=========================================================

32 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1996
As a continuation of the Company's restructuring plan, charges were incurred due to the impairment of certain assets, facility rationalization and the restructuring of lease commitments.

YEAR ENDED DECEMBER 31, 1995
As part of the Company's restructuring plan, charges were incurred principally due to the Company's exit from the high-horsepower locomotive manufacturing business, the writedown of the Mountaintop production facility, the impairment of the locomotive lease fleet and the disposition of the Company's Australian operations.

4. INVENTORIES
Inventories consist of the following:

                                      December 31,
                                   ------------------
(In thousands)                      1997       1996
-----------------------------------------------------
Cores                              $ 7,477   $12,632
Raw materials                       35,421    38,067
Work in process                     21,396    13,912
Finished goods                      17,154    13,827
-----------------------------------------------------
Total inventories                  $81,448   $78,438
=====================================================

         Approximately $30.7 million and $34 million of total inventories at December 31, 1997 and 1996, respectively, were valued on the LIFO cost method, and the excess of current replacement cost of these inventories over the stated LIFO value was $1.2 million and $902,000 at December 31, 1997 and December 31, 1996, respectively. Two of the Company's domestic subsidiaries value inventory on the LIFO basis. The Company defines cores as inventory designated for unit exchange programs.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

                                      December 31,
                                   ------------------
(In thousands)                       1997     1996
-----------------------------------------------------
Accrued payroll and benefits       $13,125   $ 8,075
Warranty and overhaul accruals       8,622     7,053
Reserve for future losses            1,760     2,085
Other accrued liabilities           12,558    10,449
-----------------------------------------------------
    Total                          $36,065   $27,662
=====================================================

6. UNDERBILLINGS - MPI DE MEXICO
During 1994, MPI de Mexico entered into a long-term contract to provide maintenance and other locomotive services. Details relative to cumulative costs incurred and revenues recognized are as follows:

                                         December 31,
                                   -----------------------
(In thousands)                        1997          1996
----------------------------------------------------------
Costs incurred                     $148,433      $101,566
Estimated earnings                   17,633         7,152
----------------------------------------------------------
                                    166,066       108,718
Less billings to date              (133,768)      (89,157)
----------------------------------------------------------
Underbillings                      $ 32,298      $ 19,561
==========================================================

7. INDEBTEDNESS
In August 1995, the Company and its subsidiaries entered into a $75 million loan agreement (the "Loan Agreement") with BankAmerica Business Credit ("BABC").
         The Loan Agreement was modified several times during 1995 and 1996 to revise covenants, provide for term borrowings, and various other provisions and, on September 10, 1996, was amended and renamed the Amended and Restated Loan and Security Agreement (the "Restated Agreement"). On December 31, 1996, the Restated Agreement was modified to effect reductions in rates on borrowings, reinstate the Company's ability to convert borrowings to LIBOR-based rather than base-rate loans, and to provide for a September 30, 1997 termination date for the Restated Agreement at which time all outstanding principal and interest would become due. In connection with the modifications to the Restated Agreement, the Company repaid amounts owed certain participating lenders who were no longer lenders under the Restated Agreement, as modified, and paid early termination fees to those lenders. The early termination fees and a proportionate unamortized portion of previously incurred deferred debt issuance costs were expensed as an extraordinary item of $1.1 million, net of tax in the 1996 statement of operations.
         On February 27, 1997, the Company and a syndicate of lenders led by Bank of America NT and SA entered into a Second Amended and Restated Credit Agreement to replace the Company's Restated Agreement with BABC. The facility consisted of a $20 million amortizing term loan and a $55 million revolving credit line including a $15 million letter of credit subfacility. The entire $75 million facility was for a term of four years and was collateralized by substantially all of the domestic assets of the Company.

33 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         On May 23, 1997, the Company entered into Amendment No. 1 to the Second Amended and Restated Credit Agreement ("Amendment No. 1"). The amendment increased the limit on the issuance of performance bonds from $10 million to $30 million, increased the limit on the issuance of letters of credit in support of performance bonds from $2.5 million to $10 million and increased the limit on the aggregate amount of letters of credit from $15 million to $20 million.
         Amendment No. 1 provided for a maximum of $20 million of letters of credit, of which approximately $4.6 million were outstanding at December 31, 1997. The Company paid a monthly fee of .5% per annum on the undrawn amount of outstanding letters of credit.
         At December 31, 1997 and 1996 balances outstanding under the Second Amended and Restated Credit Agreement were $23 million and $29.8 million, respectively, and unused borrowing capacity at those dates was $45.3 million and $22.8 million, respectively. The effective interest rate on domestic amounts borrowed at December 31, 1997 and 1996 was 6.47% and 8.61%, respectively.
         On January 27, 1998 the Company closed on two new revolving credit facilities with ABN AMRO Bank N.V. and Mellon Bank NA totaling $200 million. The new credit lines consist of a $100 million five-year revolving loan, and a 364-day $100 million revolving loan which the Company may renew annually with the approval of the lenders. Under the new facilities, the Company may issue up to $35 million in letters of credit. Proceeds of the new facilities were used to repay the Company's outstanding balance under its previous domestic loans, and will be used for general corporate purposes. ABN AMRO Bank N.V. has fully underwritten the new facilities, however, it is expected that the ABN AMRO Bank, N.V. will sell participations in the facilities to a syndicate of banks.
         In contrast with the Company's prior domestic credit facilities, the new lines are not secured by any pledge of the Company's accounts receivable, inventory or real property. Interest rate spreads charged under the new facility will reprice at the end of each fiscal quarter based on the ratio of the Company's quarter-ending debt to trailing 12-month cash flow. Both base rate and LIBOR borrowings are available, at the Company's discretion. Interest rate spreads over LIBOR range from 0.45% to 1.0%.
         The new credit agreement contains three financial covenants under which the Company must observe a minimum balance in tangible net worth, a minimum fixed charges coverage ratio, and a maximum ratio of debt to trailing 12-month cash flow. So long as these financial covenants are not violated, the Company has substantial freedom to effect acquisitions, undertake investments up to $50 million in Mexican projects, repurchase stock or pay dividends.
         The Company will record a one-time, non-cash charge of approximately $500,000, net of tax in the first quarter of 1998 to write off unamortized costs incurred previously under the Company's Second Amended and Restated Credit Agreement.
         On July 6, 1995, MPI de Mexico entered into a $30 million loan agreement (the "Agreement") with Bancomer, S.A. ("Bancomer"), a Mexican bank. Under the Agreement, Bancomer will advance up to $30 million to finance 85% of the purchase price of U.S.-manufactured locomotive parts and components exported to Mexico for use in the overhaul of locomotives in connection with the Mexican National Railway contract. Debt drawn under this facility bore interest at 8.8% and 8.4%, respectively at December 31, 1997 and 1996. The Canadian Imperial Bank of Commerce ("CIBC") has agreed to fund Bancomer in connection with this transaction. The Export-Import Bank of the United States ("Eximbank") has issued a credit guarantee which covers repayment risk between Bancomer and CIBC. Upon funding, Eximbank receives, from MPI de Mexico, an Exposure Fee equal to 4.14% of each advance under the Agreement.
         On December 16, 1996, MPI de Mexico and Bancomer amended the Agreement. The amendment is intended to provide MPI de Mexico with greater financial flexibility by way of, among other modifications, an increase in the maximum permitted monthly disbursement from $1.1 million to $1.5 million, an increase in the maximum amount of principal that MPI de Mexico is permitted to have outstanding under this facility from $23.5 million to $27.1 million, a change in the calculation of the success fee payable to Bancomer from 5.56% of net after-tax cash flow without limitation to a series of 11 fixed semi-annual payments of $75,000 each, and an initial payment of $90,000 which was made in December 1996. The amendment did not modify the interest rate or term of the facility.
         On December 16, 1996, MPI de Mexico entered into an additional credit agreement with Bancomer which will provide up to $3.5 million in U.S. dollar financing, non-recourse to MotivePower, to support MPI de Mexico's investments in property, plant and equipment.
         Principal and interest payments on each advance are to be made in 10 semi-annual installments due on May 15 and November 15 of each year with interest payments beginning May 15, 1996 and principal payments beginning November 15, 1996. The Agreement provides for a prepayment penalty under certain circumstances.

34 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The Bancomer Agreements contain certain covenants, including a requirement that MPI de Mexico maintain specified cash-flow-to-debt-service and debt-to-equity ratios. Additionally, the return to the Company of $13.7 million of the initial equity investment from MPI de Mexico is restricted by a subordination agreement.
         In connection with the Agreement, MPI de Mexico entered into a trust agreement ("Trust Agreement") with a Mexican multiple banking institution ("Trustee"). The Trust Agreement provides that all monies received from the Mexican National Railway contract are to be deposited into a trust. The Trustee is required to maintain specified balances in a reserve fund established for debt service. Once required debt service and other payments have been made, any remaining amounts in excess of the reserve fund requirements are to be returned to MPI de Mexico. Amounts held in trust at the balance sheet date are classified as restricted cash and have been included in other non-current assets in the accompanying consolidated balance sheets at December 31, 1997 and 1996.
         The combined balances outstanding under both the Second Amended and Restated Credit Agreement and the Bancomer Agreements at December 31, 1997 and 1996 were $50.5 million and $49.6 million, respectively. Maturities are as follows: 1998 - $15,725,000; 1999 - $11,350,000; 2000 - $13,663,000; 2001 -
$7,565,000; 2002 - $2,204,000.

8. REDEEMABLE PREFERRED STOCK
In September 1995, the Company deposited 10,000 shares of Preferred Stock into a joint settlement account in connection with the settlement of certain class action suits. On December 6, 1996, the Company exercised its option to redeem all of the outstanding shares of Preferred Stock at a price of $1.1 million including accrued dividends.

9. STOCK OPTION PLANS
The Company has established two stock option plans which are described below. The Company applies APB 25 and related Interpretations in accounting for its plans.
         The compensation cost that has been charged against income was $2.7 million, $775,000 and $63,000 for 1997, 1996, and 1995, respectively. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 December 31,
                                     --------------------------------
(In thousands)                           1997      1996        1995
---------------------------------------------------------------------
Net income (loss)   As reported      $20,276    $11,509    $(40,414)
                    Pro forma        $19,444    $11,104    $(40,414)

Earnings (loss)
  per diluted share As reported      $  1.11    $   .66    $  (2.34)
                    Pro forma        $  1.07    $   .63    $  (2.34)
=====================================================================

         The following weighted-average assumptions were used to estimate the fair value of each option grant on the grant date using the Black-Scholes option-pricing model in 1997, 1996 and 1995, respectively; dividend yield of zero percent for all years; expected volatility of 65%, 72% and 69%; risk free interest rates of 6.26%, 6.5% and 6.0%; and expected lives of 10 years for all plans.
         In the MotivePower Industries, Inc. Stock Incentive Plan (the "Incentive Plan"), a maximum of 2.5 million shares may be issued upon the exercise of stock options granted or through limited stock appreciation rights. Officers and other key employees of the Company or its subsidiaries are eligible to receive awards. The exercise price, term and other conditions applicable to each award are determined by the Compensation Committee of the Board of Directors at the time of the grant of each award and may vary with each award granted. Awards are generally made at not less than current market prices at date of grant, and have been granted to executives and directors under the Incentive Plan in the form of stock options. Options granted generally vest either over a five-year period, 20% on each anniversary date following the grant, or a four-year period 25% on each anniversary date following the grant. All unexercised options expire 10 years from the date of grant, subject to acceleration in certain cases.
         Restricted stock awards for a total of 125,000 shares of the Company's Common Stock have been granted to certain key management employees. The weighted average grant date fair value of restricted stock was $5.36 per share. Sale restrictions on the restricted stock lapse between January 1, 1997 and January 1, 2007. The Company recorded expense of $193,000, $155,000 and $0 for 1997, 1996, and 1995, respectively, related to the restricted stock.

35 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         In the MotivePower Industries, Inc. Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan"), a maximum of 150,000 shares may be granted. Under the Non-Employee Directors Plan, each non-employee director is entitled to receive initial options to purchase shares of the Company's common stock upon their election to the Board at an exercise price equal to 50% of the market price of the common stock based on the date awarded. In addition to the initial grant date, each director is awarded an annual stock option award on January 2, at an exercise price equal to the fair market value of such common stock as of the date of the grant. All options granted shall vest over a three-year period, one-third on each anniversary date. Unearned compensation, representing the difference between the fair market value at the grant date and the exercise price is charged to income over the vesting period.
         A summary of the status of the Company's two stock option plans as of December 31, 1997 and 1996 and the changes during the years ending on those dates is presented below:

                                                    1997                       1996                           1995
                                        -------------------------   --------------------------     --------------------------
                                                         Weighted                     Weighted                       Weighted
                                                          Average                      Average                        Average
                                          Shares   Exercise Price      Shares   Exercise Price        Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       1,740,500           $ 7.08   1,271,000           $ 5.26     1,476,250           $14.91
Granted                                  548,000            12.87   1,261,500             4.96       532,000             7.72
Exercised                               (211,300)            9.93          --               --            --               --
Surrendered/Canceled                     (91,250)            8.56    (792,000)           10.59      (737,250)           15.82
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             1,985,950           $ 7.94   1,740,500           $ 7.08     1,271,000           $ 5.26
=============================================================================================================================
Options exercisable at year end          773,825                      457,396                        313,292
Weighted average fair value of
  options granted during the year         $10.18                        $3.98                         $ 6.20

         The following table summarizes information about stock options outstanding at December 31, 1997:

                                      Options Outstanding                        Options Exercisable
                     --------------------------------------------------    -------------------------------
                                   Weighted Average
Range of                  Number          Remaining    Weighted Average         Number    Weighted Average
Exercise Price       Outstanding   Contractual Life      Exercise Price    Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------
$4.75 to $16.00          254,000                6.5              $14.20        236,500              $14.41
$3.81 to $10.72          395,000                7.6                9.59        367,500               10.03
$2.84 to $7.75           828,950                8.3                5.44        169,825                5.28
$7.94 to $25.16          508,000                9.4               13.04             --                  --
----------------------------------------------------------------------------------------------------------
                       1,985,950                                               773,825
==========================================================================================================

36 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10. TAXES ON INCOME
The Company and its domestic subsidiaries file a consolidated federal income tax return and certain combined or separate state income tax returns. MPI de Mexico files an income tax return in Mexico.

         The components of income tax (expense) benefit are as follows:

(In thousands)                     1997         1996        1995
-------------------------------------------------------------------
U.S. Federal:
         Current                 $ (3,862)     $(1,687)    $    --
         Deferred                  (1,166)      (4,235)     16,957
------------------------------------------------------------------
                                   (5,028)      (5,922)     16,957
------------------------------------------------------------------
State and Local:
         Current                   (1,365)        (625)       (447)
         Deferred                    (384)         345       3,172
------------------------------------------------------------------
                                   (1,749)        (280)      2,725
------------------------------------------------------------------
Foreign:
         Current                       --           --          --
         Deferred                  (4,936)      (1,512)        212
------------------------------------------------------------------
                                   (4,936)      (1,512)        212
------------------------------------------------------------------
Income tax (expense) benefit     $(11,713)     $(7,714)    $19,894
==================================================================

         Income (loss) before income taxes for the Company's foreign and domestic operations were as follows:

(In thousands)                     1997         1996         1995
-------------------------------------------------------------------
Domestic                         $21,084      $14,116     $(57,167)
Foreign                           10,905        6,171       (3,141)
-------------------------------------------------------------------
         Total                   $31,989      $20,287     $(60,308)
===================================================================

         The provision for income taxes differs from tax calculated by applying the U.S. federal statutory income tax rate to income (loss) before income taxes due to the following:

(In thousands)                      1997         1996         1995
-------------------------------------------------------------------
U.S. Federal statutory tax rate     35.0%        35.0%        35.0%
State income tax effect,
         net of federal benefit      3.6          4.2          2.0
Differences between U.S.
         Federal statutory and
         foreign tax rates           5.7           --         (1.5)
Valuation allowance                 (6.4)        (8.7)        (3.6)
Other, net                          (1.3)         7.5          1.0
-------------------------------------------------------------------
                                    36.6%        38.0%        32.9%
===================================================================

         Deferred income taxes result from temporary differences in the financial bases and tax bases of assets and liabilities. The types of differences that give rise to significant portions of deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows:

(In thousands)                                   1997                  1996
------------------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses and reserves               $ 11,078              $ 14,859
   Inventory reserves, capitalized costs          1,046                   342
   Plant and equipment, intangibles               3,912                 3,246
   Employee benefit/compensation
      accruals                                    2,952                 2,250
   Allowance for doubtful accounts                  164                   112
   Net operating loss carryforwards              22,395                21,758
   Other                                             --                   525
------------------------------------------------------------------------------
Deferred tax assets                              41,547                43,092
   Valuation allowance                          (17,204)              (19,278)
------------------------------------------------------------------------------
Net deferred tax asset                           24,343                23,814

Deferred tax liabilities:
  Underbillings                                  (7,978)               (3,293)
  Prepaid insurance                              (1,045)                 (538)
-----------------------------------------------------------------------------
           Total deferred tax liabilities        (9,023)               (3,831)
-----------------------------------------------------------------------------
Deferred income taxes, net                     $ 15,320              $ 19,983
=============================================================================

         As discussed in Note 12, on September 10, 1996, the Company repurchased for $34.6 million all of the debt plus accrued interest owed to Morrison Knudsen, which totaled $56.6 million. This settlement decreased the net deferred tax asset by $3.9 million at December 31, 1996.
         A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The company has established a valuation allowance for certain net operating loss carryforwards and for losses anticipated to produce no tax benefit. Although realization of the net deferred tax asset is not assured, management believes that it is more likely than not that the net deferred tax asset will be realized.
         The Company's net operating loss carryforward for the year ended December 31, 1997 is $60.5 million. The Company does not forecast losing any of its NOLs due to expiration. The net operating losses expire in various amounts, as follows:

(In thousands)             U.S.         Mexico         Total
--------------------------------------------------------------
2004                         --        $ 9,802       $  9,802
2005                         --         16,957         16,957
2007                         --          3,489          3,489
2010                    $30,240             --         30,240
--------------------------------------------------------------
    Total               $30,240        $30,248        $60,488
==============================================================

37 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11. BENEFIT PLANS

RETIREMENT: Beginning in May 1994, the Company established a defined contribution, 401(k) savings plan to replace the former Morrison Knudsen plan. In January 1996, the Company suspended Company contributions to the 401(k) savings plan. On July 1, 1997 the Company reinstated those contributions equal to 2% of an eligible employee's gross salary in the form of Company stock. In addition, beginning January 1, 1998 the Company will match 50% of an eligible employee's contributions into the 401(k) savings plan to a maximum total of 3% per an eligible employee's gross wages. The Company match will be in the form of Company stock. The Company's contributions were $357,000, $71,000 and $752,000 for 1997, 1996 and 1995, respectively.
         The Company participates in multiemployer pension, and health and welfare plans. The plans are defined contribution plans and provide benefits for craft employees covered under collective bargaining agreements at Boise Locomotive and Motor Coils. Costs under the plans amounted to $3.1 million, $2.1 million and $2.3 million for 1997, 1996 and 1995, respectively.
         The Company adopted two long-term incentive plans for selected employees in 1994. The plans provide deferred compensation based upon total shareholder return or return on total capital. No compensation expense was recognized in connection with these plans in 1997, 1996 or 1995.

HEALTH CARE: Certain health care benefits are provided for employees who retired prior to July 1, 1993. Employees who have retired, or will retire, thereafter must pay the full cost of post-retirement health care benefits. Retirees who retired before July 1, 1990 pay no contributions for coverage while those who retired after July 1, 1990 and before July 1, 1993 make monthly contributions equal to 1% of their final annual pay.
         Net post-retirement health care cost includes the following components:

                                                  Year ended December 31,
                                         ---------------------------------------
(In thousands)                           1997              1996             1995
--------------------------------------------------------------------------------
Interest cost on accumulated
         post-retirement benefit
         obligation                      $114              $122             $138
Net amortization and deferral               5                25               20
--------------------------------------------------------------------------------
Net post-retirement health
         care cost                       $119              $147             $158
================================================================================

         The plans' funded status was as follows:

                                                 December 31,
                                   ---------------------------------------------
(In thousands)                      1997            1996           1995
--------------------------------------------------------------------------------
Actuarial present value
         of benefit obligation:
              Retirees             $(1,269)       $(1,578)       $(1,800)
Unrecognized net (gain) loss           (97)           266            505
--------------------------------------------------------------------------------
Accrued post-retirement
         health care obligation    $(1,366)       $(1,312)       $(1,295)
================================================================================

         Assumptions used for the Company's retiree health care plans as of December 31 include:

                                      1997            1996           1995
--------------------------------------------------------------------------------
Discount rate for determining
         benefit obligations          7.25%           7.5%           7.0%
Discount rate for interest cost        7.5%           7.0%           8.5%
================================================================================

         The annual rate increase in the per capita cost of health care benefits is assumed to be 9% in 1998, decreasing to 8% in 1999 and then grading down .5% per year to 4.5% in 2006 and thereafter, over the projected payout period of the benefits. A 1% increase in the health care cost trend rate would increase accumulated post-retirement benefit obligation as of December 31, 1997 by $108,000 and the aggregate of the service and interest cost components for the year then ended by $10,000.

12. RELATED PARTY TRANSACTIONS
The Company leases certain facilities from former directors and officers of the Company. Lease payments, including utilities, to these individuals totaled $999,000, $1.1 million and $986,000 for the years ended December 31, 1997, 1996 and 1995, respectively.
         The Company incurred $829,000, $1.9 million and $3.6 million of legal fees and expenses from a firm in which a former officer of the Company is a shareholder, for the years ended December 31, 1997, 1996 and 1995, respectively.
         On September 10, 1996, the Company repurchased for $34.6 million all of the debt of the Company owed to Morrison Knudsen. The amount of the debt outstanding as of the date of repurchase, including accrued interest, was $56.6 million. The effect of this transaction was an increase to additional paid-in capital of $14.9 million, a decrease in the net deferred tax asset of $3.9 million and a reduction in amounts due to Morrison Knudsen of $56.6 million.

38 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13. COMMITMENTS AND CONTINGENCIES
The Company has commitments and performance guarantees arising from locomotive remanufacturing contracts and maintenance agreements, and warranties from the sale of new locomotives, remanufactured locomotives and locomotive components. The Company has commitments to purchase machinery and equipment of $4.5 million at December 31, 1997. At December 31, 1996 there were no significant purchase commitments related to machinery and equipment.

ENVIRONMENTAL: The Company is subject to federal, state, local and foreign environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances and petroleum products (collectively referred to as "waste"). Examples of regulated activities are the disposal of lubricating oil, the discharge of water used to clean parts and to cool machines, the maintenance of underground storage tanks and the release of particulate emissions produced by Company operations. For some activities the Company must obtain permits.
         Violation of environmental laws or regulations could subject the Company and its management to civil and criminal penalties and other liabilities. In addition, third parties may make claims for personal injuries and property damage associated with releases of waste. A current or prior owner or operator of property may be required to investigate and clean up waste releases and may be liable to governmental entities or some other third party for their investigation and remediation costs in connection with the contamination. The Company arranges for the disposal or treatment of waste at disposal or treatment facilities owned by third parties. The Company could be liable for the costs of removing or remediating a release of waste at such facilities.
         Because it owns and operates property, the Company may have responsibility and liability even if it does not know of or cause the presence of contaminants. Liability is often joint and several and is generally not limited. The cost to investigate, remediate and remove waste may be substantial and may even exceed the value of the property or the aggregate assets of the owner or operator. The Company may have difficulty selling or renting contaminated property or borrowing against such property. The government sometimes creates liens against property for damages and costs it incurs in connection with contamination. The Company has potential liabilities associated with its and its predecessor's past waste disposal activities, including disposal activities at plants currently being operated by the Company.

BOISE, IDAHO
Heavy equipment repair and locomotive remanufacturing commenced at Boise Locomotive in 1972. At the time, solvents were used in the process of cleaning parts and equipment as part of the repair/remanufacturing process at the facility. Wastewater generated from the equipment cleaning process containing solvents was discharged during the process to in-ground wastewater separation basins that were connected to buried drain fields. This wastewater treatment system was in place until 1984. In 1985, the Company's predecessor received notices from the Idaho Department of Health and Welfare, Division of Environmental Quality and the United States Environmental Protection Agency, indicating that it was in violation of state and federal environmental laws with respect to this treatment system at Boise Locomotive. Related regulatory requirements led to the closure of the buried drain fields and a buried trench that was used for disposal of waste material. Further requirements led to the issuance in 1991 of a Resource Conservation and Recovery Act Part B Post Closure Permit (the "Permit"), which is the formal permit pursuant to which a detailed corrective action plan is specified for groundwater cleanup and for protection of the public and environment following the "closure" or termination of the releases which created the problem. In compliance with the Permit, approximately 57 wells have been drilled on the Boise Locomotive property and on adjacent property to monitor, collect, and treat contaminated shallow groundwater, to monitor any movement of the contaminated plume, and to monitor the deeper groundwater systems at the facility. The Company has estimated the expected aggregate undiscounted costs to be incurred over the next 24 years, adjusted for inflation at 3% per annum, to be $4.8 million, based on the Permit's corrective action plan, and $4.4 million for contingent additional Permit compliance requirements related to off-site groundwater contamination. The discounted liability at December 31, 1997, using a discount rate of 6.5%, was $2.1 million based on the Permit's corrective action plan, and $2.1 million for contingent additional Permit compliance requirements related to off-site groundwater contamination. The estimated outlays for each of the five succeeding years from 1998 to 2002 are: $260,000, $268,000, $317,000, $285,000 and $293,000. The
Company was in compliance with the Permit at December 31, 1997. In addition, Boise Locomotive would be liable for any damages resulting from hazardous substances migrating

39 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

from the facility to deeper groundwater systems, including the regional aquifer system which serves most of the domestic and industrial users of groundwater in the area (which includes and extends beyond Boise). Three private off-site wells are known to have been impacted by shallow groundwater contamination. Two of these wells were used for residential domestic purposes, and the third well is used for supply to a pond and landscape watering for a residential subdivision. Boise Locomotive has entered into agreements whereby the residential domestic use of the wells was stopped and domestic water is now being provided via a public water supply hook-up. Physical abandonment of these wells is expected in 1998. In the event of contamination of the regional aquifer, Boise Locomotive would be required, among other things, to provide potable water to affected users and to install a treatment system to clean up the polluted water, and could incur other liabilities, the combined cost of which cannot be estimated, but would be expected to be material in amount. The regional aquifer system, however, occurs at a depth which is approximately 200 feet below the shallow contaminated groundwater that is currently being remediated. While management believes there is no evidence that the regional aquifer system is currently threatened by releases of contaminants from Boise Locomotive, no assurance can be given in this regard.
         An additional estimated amount of $45,000 may be incurred in 1998 to implement an Institutional Control Program by the Idaho Department of Water Resources related to the shallow contaminated water. An annual administration and enforcement fee of approximately $25,000 may also be incurred beginning in 1998.

MEXICO
Through its MPI de Mexico subsidiary, the Company has operational responsibility for facilities in Acambaro and San Luis Potosi in Mexico, pursuant to a contract with the Mexican National Railway. Under the contract, MPI de Mexico is responsible for performing certain work related to environmental protection at the facilities, such as waste water treatment, storm water control, tank repair, and spill prevention and control. The costs of this work are either to be directly reimbursed to MPI de Mexico by the Mexican National Railway or recoverable through fees payable under the contract, which has been structured to account for such cost. No assurance can be given, however, that the Mexican National Railway will not dispute any submissions for reimbursement or that the fee structure under the contract will, in fact, cover costs. MPI de Mexico's operations are subject to Mexican environmental laws and regulations. It has obtained, or is in the process of obtaining, environmental permits, licenses and approvals required for its operations.

WILLITS, CALIFORNIA
The Company acquired Microphor in 1997. During past operations, solvents were used in the manufacturing process at the facility. Inadvertent releases of these solvents resulted in contamination of shallow groundwater at the facility. The authoritative governing agency, Regional Water Quality Control Board - Region 1 (RWQCB) of the California Environmental Protection Agency has issued a no further action letter in regards to groundwater contamination on one parcel of the property, which relieves Microphor of any further corrective action or remediation of the contaminated shallow groundwater on that parcel. Another relatively small plume of groundwater contamination is located in the extreme southwest corner of a second parcel of the Microphor property in the vicinity of the machine shop. Microphor is currently operating an interceptor trench and treatment facility below this plume. The RWQCB of the California Environmental Protection Agency has approved this action as an interim measure. RWQCB will probably require a feasibility assessment of alternative corrective measures to further remediate this groundwater contamination. It is expected that additional remedial method(s) may be implemented and would probably mitigate this condition within five years. The seller of Microphor is responsible for implementing this action and additional remediation. The cost of implementing additional remediation is estimated at about $125,000.
         Although the Company is responsible to the RWQCB in regard to any environmental obligations or liabilities at the site, the seller of the Microphor property agreed to indemnify the Company against any environmental liabilities associated with the site that occurred prior to its acquisition by the Company. Management believes that this indemnification arrangement is enforceable for the benefit of the Company. The indemnification does not alter the Company's potential liability to third parties (other than seller) or governmental agencies but creates contractual obligation on the part of seller for such liabilities. The Company has withheld $150,000 of proceeds due to the seller as security against this environmental obligation.

MOUNTAINTOP, PENNSYLVANIA
The Comprehensive Environmental Response, Compensation and Liability Act (also known as "CERCLA" or "Superfund") is a federal law regarding abandoned hazardous waste sites which imposes joint and several liability, without regard to fault or the legality

40 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

of the original act, on certain classes of persons, including those who contribute to the release of a "hazardous substance" into the environment. Foster Wheeler Energy Corporation ("FWEC") is named as a potentially responsible party with respect to the Company's Mountaintop, Pennsylvania plant, which has been listed by the EPA in its data base of potential hazardous waste sites, the Comprehensive Environmental Response, Compensation and Liability Information System ("CERCLIS"). FWEC, the seller of the Mountaintop property to the Company's predecessor in 1989, agreed to indemnify the Company's predecessor against any liabilities associated with this Superfund site. Management believes that this indemnification arrangement is enforceable for the benefit of the Company and, although such obligation is unsecured and therefore structurally subordinate to secured indebtedness of FWEC, that FWEC has the financial resources to honor its obligations under this indemnification arrangement. This indemnification does not alter the Company's potential liability to third parties (other than FWEC) or governmental agencies under CERCLA but creates contractual obligations on the part of FWEC for such liabilities.

RICHLAND TOWNSHIP, PENNSYLVANIA
Motor Coils owns a 5-acre vacant parcel of property in Richland Township, Pennsylvania. The property is comprised of wooded and open field areas and is situated in a sparsely populated residential/mixed use area. This property has been subject to unauthorized dumping by unknown parties. Based on visual inspections and non-intrusive studies conducted by third party consultants, the material present at the property appears to be limited to small amounts of household trash and non-hazardous debris and moderate amounts of crushed slag or foundry sand. Motor Coils has removed the non-hazardous debris and some of the trash but has not yet evaluated the need nor estimated the cost to remove and properly dispose the remaining materials. The Company does not believe that the removal and disposal will have a material adverse impact on the Company's financial position or results of operations.
         The Company believes that its planned expenditures are adequate to meet its known environmental obligations and liabilities, including those under the Permit, and under CERCLA and similar legislation. The Company's knowledge of its environmental obligations and liabilities is, for the majority of its facilities, based on assessments and due diligence conducted by its predecessor's personnel and Phase I and/or Phase II environmental assessments conducted by third-party consultants. No assurance can be given, however, that stricter interpretation and enforcement of existing environmental laws or regulations, the adoption of new laws or regulations, the discovery of currently unknown waste or contamination for which the Company may be liable, the inability of the Company to enforce the indemnification with respect to the Mountaintop plant or the continued spread of the hazardous waste plume through off-site groundwater near Boise Locomotive will not result in significantly higher environmental costs to the Company.
          Environmental laws and regulations are subject to change at any time. Compliance with current or future laws and regulations could potentially necessitate significant capital outlays by the Company, affect the economics of a given project or cause material changes or delays in intended activities.

LEASES: The Company leases office and manufacturing facilities under operating leases with terms ranging from one to 15 years, excluding renewal options.
         The Company has also financed its locomotive lease fleet with operating leases arising from sale and leaseback transactions. The Company has sold remanufactured locomotives to various financial institutions and leased them back under operating leases with terms from five to 20 years.
         Total net rental expense (income) charged (or credited) to operations in 1997, 1996 and 1995 was $2.8 million, $(799,000), and $(504,000), respectively. Certain of the Company's equipment rental obligations under operating leases pertain to locomotives which are subleased to customers under both short-term and long-term agreements. The above amounts are shown net of sublease rentals of $7.2 million, $8.7 million, and $7.8 million for the years 1997, 1996 and 1995, respectively. Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

(In thousands)      Real                  Sublease
Year              Estate    Equipment      Rentals         Total
----------------------------------------------------------------
1998              $1,449     $ 7,890      $ (5,761)      $ 3,578
1999               1,294       5,434        (2,941)        3,787
2000               1,294       4,387        (2,941)        2,740
2001               1,294       4,611        (2,628)        3,277
2002               1,303       4,564        (2,190)        3,677
2003 and after    $3,910     $28,383      $(11,589)      $20,704

LEGAL PROCEEDINGS: In December 1995, Morrison Knudsen, the Company and certain of Morrison Knudsen's directors and officers were named as defendants in a complaint (the "Pilarczyk Lawsuit")

41 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

filed in the United States District Court for the Northern District of New York by plaintiffs who were principals in and/or held substantial stock in TMS, Inc. ("TMS"), a New York corporation acquired by Morrison Knudsen on December 30, 1992. The complaint, which sought not less than five million dollars in damages, alleges among other things, violations of Section 10(b), Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, breach of contract, unjust enrichment, negligent misrepresentation and common law fraud during Morrison Knudsen's acquisition of TMS in 1992. Plaintiffs asserted that the Company, which was not formed by Morrison Knudsen until 1993, is fully responsible for the acts of Morrison Knudsen. However, the actions complained of occurred before the Company was formed and the Company did not assume such liabilities of Morrison Knudsen. A motion to dismiss, filed in April 1996 on behalf of all defendants to the Pilarczyk Lawsuit, was granted on May 19, 1997. On June 10, 1997 plaintiffs appealed the dismissal in the U.S. District Court, Northern District of New York. The Company believes the causes of action in the Pilarczyk Lawsuit relating to the Company are without merit.
         The Company is engaged in a commercial dispute with a former supplier, Samyoung Machinery Industrial Co. and Samyoung (America), Inc. (collectively, "Samyoung"). The Company filed suit on April 16, 1996 alleging delivery of defective product and seeking damages in excess of $1 million. Samyoung denies that the product was defective and countersued to recover $300,000 under the contract, and $10 million for trade libel and interference with prospective economic relationships as a result of the Company allegedly making false disparaging statements concerning the diesel engine cylinder liners to potential Samyoung customers. The Company believes that Samyoung's claims are without merit, and, to date, no evidence supporting Samyoung's counterclaims has come to light through the discovery being conducted by the parties. The Company intends to vigorously prosecute its own claims and defend against Samyoung's counterclaims. The Company has tendered the counterclaims to its liability insurers, which have been provided a partial defense subject to a reservation of rights.
         The Company's Motor Coils subsidiary leases 63,000 square feet of office space and 57,000 square feet of warehouse space at 1200 Reedsdale Street, Pittsburgh, Pennsylvania, pursuant to a 15-year lease expiring in July, 2006. This space is leased from M & T Partners, a general partnership of which the former President and Chief Executive Officer and Executive Vice President of the Company, respectively, are the sole general partners. The lease transaction initiated by these officers while in their capacity with the Company on behalf of their general partnership, M & T Partners, is unfavorable to Motor Coils for the following, though not necessarily only, reasons: the leased square footage was and is far too expansive for the present, reasonably prospective, or even long-term needs of Motor Coils; the base rent for the leased premises, considering that the lease is a triple-net lease, was and is well above market rates; a significant percentage of the warehouse space is not suitable for the storage of heavy industrial equipment, an integral part of the business of Motor Coils; and the leased premises require substantial remedial measures. The Company's Motor Coils subsidiary has commenced a civil action against M & T Partners and its sole general partners, seeking rescission of the 15-year lease agreement and seeking damages arising from breaches of fiduciary duty and failures to disclose material facts germane to this self-interested transaction. Additionally, the Company is actively seeking to sublet the leased premises. The parties have engaged in preliminary discussion to settle this matter. The action was commenced in the Court of Common Pleas of Allegheny County, Pennsylvania, Civil Division, GD 97-018873, on November 19, 1997.
         The Company is involved in legal proceedings incident to the normal conduct of its business, including contract claims and employee matters. Although the outcome of any pending legal proceeding cannot be predicted with certainty, management believes that such legal proceedings, are adequately provided for in the consolidated financial statements and that the proceedings individually and in the aggregate, will not have a material adverse effect on the consolidated operations or financial condition of the Company.

42 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14. GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS
A summary of the Company's net sales and operating income for the years ended December 31, 1997, 1996 and 1995 and the identifiable assets employed at the end of such years by geographic area is as follows:

                                              Year Ended December 31,
                                   ---------------------------------------
(In thousands)                       1997           1996           1995
--------------------------------------------------------------------------
Net Sales
    United States                  $254,859       $253,026       $234,300
    Mexico                           65,177         51,196         46,032
    Australia                            --             --          1,830
    United States sales
         to other
         geographic areas           (14,106)       (12,815)       (18,444)
--------------------------------------------------------------------------
         Net sales
              to customers         $305,930       $291,407       $263,718
==========================================================================

                                             Year Ended December 31,
                                    --------------------------------------
(In thousands)                       1997           1996           1995
--------------------------------------------------------------------------
Operating Income
    United States                   $23,140        $19,051       $(48,319)
    Mexico                           11,478          5,181          1,691
    Australia                            --             --         (4,485)
--------------------------------------------------------------------------
         Operating Income
              (loss)                $34,618        $24,232       $(51,113)
==========================================================================

                                                  Year Ended December 31,
                                                  ------------------------
(In thousands)                                      1997          1996
--------------------------------------------------------------------------
Identifiable assets
    United States                                 $207,873       $181,131
    Mexico                                          75,229         52,913
--------------------------------------------------------------------------
         Total identifiable assets                $283,102       $234,044
==========================================================================

         The following table shows the annual percentage of the Company's sales to customers who accounted for 10% or more of the Company's sales for the three years ended December 31, 1997:

                                   Year Ended December 31,
                                   -----------------------
                                   1997     1996     1995
----------------------------------------------------------
Mexican National Railway            20%      14%      14%
Burlington Northern Santa Fe        19%      19%      18%
Union Pacific                       13%      16%      21%
==========================================================

         The Mexican National Railway has the right, exercisable at any time, to rescind its contract with the Company. While it is not presently determinable what effect, if any, this would have, if the contract is rescinded, the Company has the right to collect a termination payment intended to provide for the recovery of the Company's investment. In addition, in connection with the privatization of the Mexican National Railway, the Company is in the process of negotiating a new contract with Transportation Ferroviaria Mexicana, the successful bidder for the region currently under contract with the Company.

15. FINANCIAL INSTRUMENTS
The estimated fair values of financial instruments have been determined by the Company, using available market information and appropriate valuation methodologies. Although considerable judgment is necessarily required in interpreting market data to develop estimates of fair value, due to the small notional amount of outstanding letters of credit, in the estimation of the Company's management, the fair values of the Company's financial instruments are not materially different from their carrying values on the Company's financial statements. In management's estimation, based on the variable interest rates applicable to outstanding long-term debt, the fair value of the long-term debt is not materially different from its carrying value.

16. ACQUISITIONS
On November 28, 1997, the Company acquired certain assets and liabilities of Jomar, an Illinois based manufacturer of locomotive brake rigging and other related components for consideration of $8.8 million. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Jomar have been included in the Company's consolidated financial statements from the date of acquisition. The $3.8 million excess of the purchase price over the fair value of the net identifiable assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.
         On December 2, 1997, the Company acquired all the outstanding shares of Microphor, a California based manufacturer of self-contained sanitation and waste retention systems for the rail, marine, and commercial industries, for consideration of $4.3 million. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Microphor have been included in the Company's consolidated financial statements from the date of acquisition. The $500,000 excess of the purchase price over the fair value of the net tangible assets acquired has been recorded as a covenant not to compete and is being amortized on a straight-line basis over 3 years.
         Proforma results of operations have not been presented as the effects of these acquisitions were not significant to the Company's fourth quarter 1997 and year-to-date consolidated financial statements.

43 MotivePower Industries, Inc.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
17. EARNINGS PER SHARE
In 1997, the Company adopted the provisions of SFAS 128. The following table reflects the earnings per share calculations for the three years ended December 31, 1997. Antidilutive securities for the three years ended December 31, 1997 were 50,000, 1,632,000 and 1,182,000, respectively.


                                                                              Year Ended December 31,
                                                                 -----------------------------------------------
(In thousands, except per share and share data)                     1997              1996             1995
----------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
    Net income (loss)                                               $20,276           $11,509          $(40,414)
    Weighted average common shares outstanding                   17,668,768        17,562,793        17,255,953
    Contingently issuable shares                                     25,000                --                --
----------------------------------------------------------------------------------------------------------------
Adjusted weighted average common shares outstanding              17,693,768        17,562,793        17,255,953
Earnings (loss) per common share                                       1.15               .66             (2.34)
Earnings (loss) per common share -- assuming dilution:
    Net income (loss)                                               $20,276           $11,509          $(40,414)
    Adjusted weighted average common shares outstanding          17,693,768        17,562,793        17,255,953
    Effect of dilutive securities:
         Stock options and restricted stock                         515,525             3,801            12,731
----------------------------------------------------------------------------------------------------------------
         Adjusted weighted average common shares outstanding     18,209,293        17,566,494        17,268,684
Earnings (loss) per common share -- assuming dilution              $   1.11           $   .66        $    (2.34)
================================================================================================================

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following information summarizes the Company's quarterly financial results.

                                                                    Quarter
                              ----------------------------------------------------------------------------------
(In thousands,
except per share data)           First             Second             Third            Fourth             Total
----------------------------------------------------------------------------------------------------------------
1997
Net sales                      $69,658            $73,813           $73,849           $88,610          $305,930
Unusual items                       --                 --                --                --                --
Gross profit                    15,825             19,315            17,499            19,703            72,342
Net income                       3,477              5,409             5,377             6,013            20,276
Earnings per common share          .20                .31               .30               .34              1.15
Earnings per common share --
     assuming dilution             .20                .30               .29               .32              1.11

                                 First             Second             Third            Fourth             Total
----------------------------------------------------------------------------------------------------------------
1996
Net sales                      $69,655            $66,581           $69,046           $86,125          $291,407
Unusual items                       --                 --                --            (2,126)           (2,126)
Gross profit                    13,786             12,885            12,716            17,460            56,847
Income before extraordinary
     item                        2,584              2,437             2,588             4,964            12,573
Extraordinary item                  --                 --                --            (1,064)           (1,064)
Net income                       2,584              2,437             2,588             3,900            11,509
Earnings per common share before
    extraordinary item             .15                .14               .15               .28               .72
Earnings per common share          .15                .14               .15               .22               .66
Earnings per common share --
     assuming dilution             .15                .14               .15               .22               .66
================================================================================================================